Exhibit 99.1

Ascentage Pharma to Present 17 Clinical Advances at 2026 European Hematology Association Congress

ROCKVILLE, MD and SUZHOU, China, May 12, 2026 — Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855), a global, integrated biopharmaceutical company engaged in the discovery, development and commercialization of innovative therapies for cancers and other diseases, announced today that 17 clinical advances of its core assets will be featured at the 31st Congress of the European Hematology Association (EHA2026), including 8 poster presentations. The abstracts feature data from ongoing clinical studies encompassing Olverembatinib (HQP1351), China’s first approved third-generation BCR-ABL inhibitor, and Lisaftoclax (APG-2575), the first approved China-developed Bcl-2 selective inhibitor. The EHA2026 Congress will convene in Stockholm, Sweden, from June 11 to 14, 2026.

As one of the most authoritative and influential international academic meetings in hematology, the EHA Congress aggregates hematology professionals from around the world to share the latest research advances and breakthrough clinical data.

Key abstracts of accepted poster presentations include:

UPDATED EFFICACY AND SAFETY OF OLVEREMBATINIB (HQP1351) AS SECOND-LINE THERAPY IN PATIENTS WITH CHRONIC-PHASE CHRONIC MYELOID LEUKEMIA (CP-CML)

●	Abstract #: PS1733

●	Presentation Time: Saturday, June 13, 18:45 - 19:45 CEST

●	First Author: Weiming Li, MD, Department of Hematology, Union Hospital, Tongji Medical College, Huazhong University of Science and Technology

EFFICACY OF OLVEREMBATINIB IN PATIENTS WITH CHRONIC-PHASE CHRONIC MYELOID LEUKEMIA (CP-CML) WITH PRIOR RESISTANCE TO PONATINIB OR ASCIMINIB AND ASXL1 MUTATIONS

●	Abstract #: PS1727

●	Presentation Time: Saturday, June 13, 18:45 - 19:45 CEST

●	First Author: Elias Jabbour, MD, Department of Leukemia, The University of Texas MD Anderson Cancer Center

UPDATED RESULTS OF POLARIS-1 (PART 1), A GLOBAL REGISTRATIONAL PHASE 3 STUDY: OLVEREMBATINIB COMBINED WITH LOW-INTENSITY CHEMOTHERAPY IN NEWLY DIAGNOSED PH+ ALL

●	Abstract #: PS1479

●	Presentation Time: Saturday, June 13, 2026, 18:45–19:45 CEST

●	First Author: Suning Chen, The First Affiliated Hospital of Soochow University

CORRELATION OF BASELINE CHARACTERISTICS WITH PROGNOSIS IN PATIENTS WITH CHRONIC LYMPHOCYTIC LEUKEMIA/SMALL LYMPHOCYTIC LYMPHOMA (CLL/SLL) TREATED WITH LISAFTOCLAX (APG-2575) IN A PIVOTAL PHASE 2 STUDY

●	Abstract #: PS1713

●	Presentation Time: Saturday, June 13, 18:45 - 19:45 CEST

●	First Author: Keshu Zhou, Henan Cancer Hospital

SAFETY AND PRELIMINARY EFFICACY OF OLVEREMBATINIB (HQP1351) COMBINED WITH LISAFTOCLAX (APG-2575) IN PEDIATRIC PATIENTS WITH RELAPSED/REFRACTORY (R/R PH+ ALL): RESULTS OF A PHASE 1B STUDY

●	Abstract #: PS1473

●	Presentation Time: Saturday, June 13, 18:45 - 19:45 CEST

●	First Author: Jingliao Zhang, Institute of Hematology and Blood Diseases Hospital, Chinese Academy of Medical Sciences and Peking Union Medical College

All abstracts (including Posters Presentation and Publication Only) are available on the EHA website.

*	Olverembatinib and Lisaftoclax are currently under investigation and have not yet been approved by the FDA in the US.

About Ascentage Pharma

Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”) is a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer. The Company has built a rich pipeline of innovative drug products and candidates that include inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53, next-generation kinase inhibitors, and protein degraders.

The Company’s first approved product, Olverembatinib, is the first novel third-generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. It is covered by the China National Reimbursement Drug List (NRDL). Ascentage Pharma is currently conducting an FDA-cleared registrational Phase III trial, called POLARIS-2, of Olverembatinib for CML, as well as registrational Phase III trials for patients with newly diagnosed Ph+ ALL, called POLARIS-1, and SDH-deficient GIST patients, called POLARIS-3.

The Company’s second approved product, Lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematologic malignancies. Lisaftoclax has been approved by China’s National Medical Products Administration (NMPA) for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy including Bruton’s tyrosine kinase (BTK) inhibitors. The Company is currently conducting four global registrational Phase III trials: the FDA-cleared GLORA study of Lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response; the GLORA-2 study in patients with newly diagnosed CLL/SLL; the GLORA-3 study in newly diagnosed, elderly and unfit patients with AML; and the FDA-cleared GLORA-4 study in patients with newly diagnosed higher risk MDS.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer, and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition. These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Cautionary note regarding forward-looking statements” in its Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 16, 2025, the sections headed “Forward-looking Statements” and “Risks Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC and/or The Stock Exchange of Hong Kong Limited where the Company’s ordinary shares are listed it has made or it makes from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this presentation do not constitute profit forecast by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations:

Stella Yang

Ascentage Pharma
Stella.Yang@ascentage.com
+1 (301) 792-6286

Stephanie Carrington

ICR Healthcare
AscentageIR@icrhealthcare.com
+1 (646) 277-1282

Media Relations:

Sean Leous

ICR Healthcare
AscentagePR@icrhealthcare.com
+1 (646) 866-4012

4